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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CABRILLO BROKER, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 5500
(No. and Street)

La Jolla	California	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wade Hansen (858) 452-9500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name - if individual, state last, first, middle name)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Wade Hansen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Cabrillo Broker, LLC._____, as of _____December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____   2/22/17
                                              Signature

                                              Managing Director
                                              Title

See attached
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On Feb 22nd, 2017 before me, Fahimeh Zomorodian, Notary Public
Date   Here Insert Name and Title of the Officer

personally appeared Wade I Hansen
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



FAHIMEH ZOMORODIAN
Commission # 2147435
Notary Public - California
Los Angeles County
My Comm. Expires Apr 21, 2020

Signature _____
Signature of Notary Public

Place Notary Seal Above

——————— OPTIONAL ———————
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath of Affirmative Document Date: 2/22/17
Number of Pages: 1 Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Cabrillo Broker, LLC

Financial Statements and Supplemental Schedules

December 31, 2016

Cabrillo Broker, LLC
Index to Financial Statements and Supplemental
Schedule December 31, 2016

CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 71,308
Accounts receivable	17,585
Prepaid assets	1,330
Total assets	$ 90,223

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 24,727
Total liabilities	24,727
Member's equity	65,496
Total liabilities and member's equity	$ 90,223

See notes to financial statements.

CABRILLO BROKER, LLC
Statement of Operations
Year Ended December 31, 2016

Revenues	
Investment banking fees	$ 50,000
Consulting fees	134,750
Reimbursed expenses	6,068
Interest income	9
Total revenues	190,827
Expenses	
Reimbursable expenses	2,891
Outside services	16,850
Professional fees	19,603
Rent	12,000
Travel and entertainment	6,325
Regulatory fees	1,500
Dues and subscriptions	1,800
Insurance	576
Marketing	1,807
Bad debt expense	1,997
Other expenses	4,248
	69,597
Income before income tax expense	121,230
Income tax expense	0
Net income	$ 121,230

See notes to financial statements.

CABRILLO BROKER, LLC
Statement of Changes in Member's
Equity Year Ended December 31, 2016

Balance, beginning of year	$ 56,266
Distributions	(112,000)
Net income	121,230
Balance, end of year	$ 65,496

See notes to financial statements.

CABRILLO BROKER, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	121,230
Adjustments to reconcile net income to cash provided by operating activities		
Changes in operating assets and liabilities		
Accounts receivable		2,018
Prepaid assets		(1,330)
Accounts payable and accrued expenses		15,050
Net cash provided by operating activities		136,968
Cash flows from financing activities		
Distributions		(112,000)
Net cash used in financing activities		(112,000)
Net increase in cash		24,968
Cash and cash equivalents at beginning of period		46,340
Cash and cash equivalents, end of year	$	71,308
Supplemental disclosure of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to financial statements

CABRILLO BROKER, LLC

Notes to Financial Statements

December 31, 2016

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

    The Company. Cabrillo Broker, LLC (the "Company") is a Texas limited liability company.

    The Business. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides investment banking services primarily to emerging and middle market companies. These services include consultation and assistance with private offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

    Basis of Accounting. These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

    Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Cash Equivalents. For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

    Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when billed. Costs connected with transaction fees are expensed as incurred.

    Income Taxes. Effective for 2016 the Company has elected to be taxed as an S-Corporation, which provides for all profits or losses to be reported directly on the member' personal income tax returns. As such, the Company does not pay federal corporate income taxes on its taxable income.

    The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for

which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for the years before 2012.

Concentration of Credit Risk. The Company maintains a cash balance with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this instrument.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2016 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2016.

Recent Accounting Pronouncements. Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the Company incurred $22,466 of various administrative expenses under an expense sharing arrangement with Cabrillo Advisors, LLC (an entity with common ownership). The expenses are categorized as appropriate in the accompanying statement of operations. As of December 31, 2016, the Company has a payable of $24,727 due to Cabrillo Advisors, LLC, which is recorded in accounts payable and accrued expenses in the accompanying statement of financial condition.

3.   NET CAPITAL REQUIREMENTS

Under Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2016 was 0.53 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2016, the Company had net capital of $46,581, which was $41,581 in excess of the amount required by the SEC. The Company's minimum net capital as of December 31, 2016 was $5,000.

4. INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) and, accordingly, has no possession or control requirements.

5. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and determined there are no material subsequent events requiring adjustment to or disclosure in its financial statements

*****

CABRILLO BROKER, LLC

Schedule 1
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2016

Total member's equity	$	65,496
Less non-allowable assets		
Prepaid expenses		1,330
Accounts receivable		17,585
Net capital before haircuts on security positions		46,581
Less haircuts on security positions		-
Net Capital		46,581
Total aggregate indebtedness		24,727
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness')	$	5,000
Net capital in excess of minimum requirement	$	41,581
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	40,581
Ratio of aggregate indebtedness to net capital		0.53 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as reported by Cabrillo Broker, LLC on January 21, 2017 on FORM X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements

CABRILLO BROKER, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2016; and a reconciliation to that calculation is not included herein.

CABRILLO BROKER, LLC

Schedule III
Information Relating to the Possession or Control Requirements Pursuant
to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cabrillo Broker, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2016, in which (1) Cabrillo Broker, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 20, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com



Cabrillo Broker, LLC (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) Throughout the most recent fiscal year without exception.

Cabrillo Broker, LLC

I, Wade Hansen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Director

Date: 2/17/2017

1200 Prospect Street, Suite 550 | La Jolla, CA 92037
Phone 858.452.9500 | Fax 858.630.2867
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